SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 ____________________________________________________________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 ____________________________________________________________________________________

AeroGrow International, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00768M202
(CUSIP Number)

Vincent C. Brockman, Esq.
Executive Vice President, General Counsel and
Corporate Secretary
The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, Ohio 43041
(937) 644-0011
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2013
(Date of Event Which Requires Filing of This Statement)
 ____________________________________________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

 ____________________________________________________________________________________

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
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*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00768M202

1	Name of reporting person SMG Growing Media, Inc.
2	Check the appropriate box if a member of a group (a) (b) x
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) x
6	Citizenship or place of organization Ohio
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,649,007 (see Item 5)
	8	Shared voting power 0 (see Item 5)
	9	Sole dispositive power 2,649,007 (see Item 5)
	10	Shared dispositive power 0 (see Item 5)
11	Aggregate amount beneficially owned by each reporting person 2,649,007 (see Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares
13	Percent of class represented by amount in Row (11) 30.97% (see Item 5)
14	Type of reporting person (see instructions) CO

CUSIP No. 00768M202

1	Name of reporting person The Scotts Miracle-Gro Company
2	Check the appropriate box if a member of a group (a) (b) x
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) x
6	Citizenship or place of organization Ohio
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,649,007 (see Item 5)
	8	Shared voting power 0 (see Item 5)
	9	Sole dispositive power 2,649,007 (see Item 5)
	10	Shared dispositive power 0 (see Item 5)
11	Aggregate amount beneficially owned by each reporting person 2,649,007 (see Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares
13	Percent of class represented by amount in Row (11) 30.97% (see Item 5)
14	Type of reporting person (see instructions) CO

CUSIP No. 00768M202

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of AeroGrow International, Inc., a Nevada corporation (the “Issuer”). The Issuer's principal executive offices are located at 6075 Longbow Drive, Suite 200, Boulder, Colorado 80301.

Item 2. Identity and Background

This Schedule 13D is being filed by SMG Growing Media, Inc., an Ohio corporation (“SMG”), and The Scotts Miracle-Gro Company, an Ohio corporation (“Scotts”)(together with SMG, the “Reporting Persons”), with respect to the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

The Common Stock reported in this Schedule 13D is directly owned by SMG. SMG is a direct wholly-owned subsidiary of Scotts. Scotts does not own directly any securities of the Issuer. However, as a result of Scotts' direct ownership of all of SMG's equity, Scotts may be deemed to beneficially own securities of the Issuer directly owned by SMG. Each of the Reporting Persons specifically disclaims beneficial ownership in the Common Stock reported herein except to the extent it or he actually exercises voting or dispositive power with respect to such Common Stock.

The information required by General Instruction C to Schedule 13D with respect to the executive officers and directors of Scotts is listed on Schedule A hereto under the heading “Scotts Executive Officers and Directors” (such persons, the “Controlling Persons”).

SMG and Scotts are holding companies, and they each have their principal business address located at 14111 Scottslawn Road, Marysville, Ohio 43041.

None of the Reporting Persons or the Controlling Persons (together the “Scotts Persons”) have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Except as disclosed in The Scotts Miracle-Gro Company Form 8-K filed September 7, 2012, which information is incorporated herein by reference, none of the Scotts Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 3. Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by the Reporting Persons to purchase the securities reported herein was approximately $4,000,000. The source of funds was the working capital of the Reporting Persons.

Item 4. Purpose of the Transaction

SMG purchased shares of Series B Convertible Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”), and a Warrant (as defined below) to purchase shares of Common Stock to acquire initially a significant minority position in the Issuer and, upon exercise of the Warrant, a control position in the Issuer, based on its belief that the Series B Preferred Stock, and the Common Stock underlying the Series B Preferred Stock and the Warrant, represented an attractive investment opportunity.

Each Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer's business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)-(j) of Schedule 13D. Accordingly, each Reporting Person reserves the right to

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change its intentions and develop plans or proposals at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional shares of Common Stock or other securities of the Issuer, including acquisitions from affiliates of the Reporting Persons; (ii) pledge, encumber, provide a security interest with respect to, dispose of or transfer (including pursuant to the exercise of a pledge, encumbrance or other security interest and pursuant to the registration rights described in Item 6 herein) all or a portion of the securities of the Issuer, including shares of Common Stock, that the Reporting Persons now own or may hereafter acquire to any person or entity, including transfers or dispositions to affiliates of the Reporting Persons; (iii) enter into derivative and other transactions with institutional counterparties with respect to the Issuer's securities, including shares of Common Stock; (iv) cause or seek to cause the Issuer or any of its subsidiaries to purchase or otherwise acquire all or a portion of another person's assets or business, including acquisitions from affiliates of the Reporting Persons; (v) cause or seek to cause the Issuer or any of its subsidiaries to enter into one or more acquisitions, business combinations, mergers or agreements to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including sales, transfers and other dispositions to affiliates of the Reporting Persons; (vi) raise capital, or restructure the Issuer's or any of its subsidiaries' capitalization, indebtedness or holding company arrangements; (vii) make personnel changes to the present management of the Issuer deemed necessary or desirable; (viii) change the identity of the directors or officers of the Issuer; (ix) make any other material change in the Issuer's or any of its subsidiaries' corporate structure, governance, or business; or (x) engage in communications with one or more stockholders, officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (ix) above.

The information set forth or incorporated by reference in Items 3 and 6 is hereby incorporated in this Item 4 by reference.

Item 5. Interest in Securities of the Issuer

References to percentage ownerships of shares of Common Stock in this Schedule 13D are based on the 8,553,884 voting securities of the Issuer believed by the Reporting Persons to be outstanding as of April 22, 2013, which are comprised of (i) 5,904,877 shares of Common Stock; and (ii) 2,649,007 shares of Series B Preferred Stock, each of which is entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series B Preferred Stock could be converted.

(a, b) As of the date hereof, SMG owns 2,649,007 shares of Series B Preferred Stock, each of which is convertible into one share of Common Stock, subject to adjustment under the Certificate of Designations of Series B Convertible Preferred Stock of the Issuer (the “Certificate of Designations”). SMG also has the right to purchase shares of Common Stock under the Warrant, as described under Item 6 below.

In addition, pursuant to the Voting Agreement (as defined in Item 6 of this Schedule 13D), SMG and the Shareholders (as defined in Item 6 of this Schedule 13D) may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim any such group membership and nothing herein shall be deemed an admission by the Reporting Persons as to the existence of such a group.

SMG has the sole power to vote or direct the vote of 2,649,007 shares of Common Stock; may be deemed to have shared power to vote or direct the vote of 0 shares of Common Stock; has sole power to dispose or direct the disposition of 2,649,007 shares of Common Stock; and has shared power to dispose or direct the disposition of 0 shares of Common Stock. The aggregate amount of shares beneficially owned by the Reporting Persons would constitute 30.97% of the outstanding voting securities of the Issuer.

(a, b) As of the date hereof, Scotts does not own directly any securities of the Issuer. However, as a result of relationships described in Item 2 hereof, Scotts may be deemed to beneficially own the Common Stock owned by SMG. Each of the Reporting Persons specifically disclaims beneficial ownership in the Common Stock reported herein except to the extent it or he actually exercises voting or dispositive power with respect to such Common Stock.

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(c) Other than as described in this Schedule 13D, to the Reporting Persons' knowledge, neither the Reporting Persons, nor any Schedule A Person has effected any transaction in the shares of Common Stock during the past 60 days.

(d) To the Reporting Persons' knowledge, no person other than the Shareholders has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Purchase Agreement

On April 22, 2013, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”), pursuant to which SMG acquired 2,649,007 shares of the Issuer's Series B Preferred Stock, and (ii) a warrant to purchase shares of the Issuer's Common Stock for an aggregate purchase price of $4,000,000. The Purchase Agreement is included as Exhibit 1 to this Schedule 13D.

The Warrant, dated April 22, 2013 between the Issuer and SMG (the “Warrant”) entitles, but does not obligate, SMG to purchase a number of shares of Common Stock that, on a “fully diluted basis” (as defined in the Warrant), constitute 80% of the Issuer's outstanding capital stock (when added to all other shares owned by SMG), as calculated as of the date or dates of exercise. The Warrant can be exercised at any time and from time to time for a period of five years between April 22, 2016 and April 22, 2021 (the third and eighth anniversary of the closing date). In addition, the Warrant can be exercised in any increment; there is no obligation to exercise the entire Warrant at one time. The exercise price of the Warrant shall be equal to the quotient obtained by dividing: (a) an amount equal to (i) 1.34 times the trailing twelve months “Net Sales” (which includes the cost to The Scotts Company LLC of the Issuer's products sold by Scotts and its affiliates) plus (ii) the aggregate exercise price of outstanding in-the-money derivative securities, minus (iii) “Debt Outstanding” net of cash, plus (iv) cash and cash equivalents (as such terms are defined in the Warrant), by (b) the total shares of capital stock outstanding, including outstanding in-the-money options and warrants, but not the Warrant. The Warrant expires on April 22, 2021, the eighth anniversary of the closing date. The Warrant contains customary anti-dilution rights (for stock splits, stock dividends and sales of substantially all the Issuer's assets). The Warrant is included as Exhibit 2 to this Schedule 13D.

The shares of Series B Preferred Stock and the Warrant were sold pursuant to the exemption from registration requirements of the Securities Act of 1933, as amended.

Series B Preferred Stock

The terms of the Series B Preferred Stock, as set forth in the Certificate of Designations, are as follows:

Dividends. Cumulative dividends on the Series B Preferred Stock will be payable annually in arrears at the rate of 8% per annum in shares of Common Stock at a conversion price of $1.51 per share, subject to customary anti-dilution adjustment rights, as described in the Certificate of Designations.

Voting Rights. Each share of Series B Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series B Preferred Stock could be converted immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Company. Except as otherwise provided in the Certificate of Designations or as required by law, the Series B Preferred Stock shall vote together with the Common Stock as a single class on an as-if-converted to Common Stock basis at any annual or special meeting of the stockholders and not as a separate class, and may act by written consent in the same manner as the Common Stock with respect to any question upon which holders of Common Stock have the right to vote.

CUSIP No. 00768M202

However, as long as any shares of Series B Preferred Stock are outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of at least a majority of the outstanding Series B Preferred Stock voting as a single class shall be necessary in order for the Issuer to take the following actions (including by way of merger or consolidation or otherwise): (i) act in a manner or pursue market segments that will, in the opinion of the Issuer's outside legal counsel, put the Issuer in conflict with applicable U.S. (state or federal) or foreign laws; (ii) issue shares of any series or class of equity securities of the Issuer other than Common Stock; (iii) make any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly-owned by the Issuer; (iv) make any loan or advance to any person, including, any employee or director, except advances and similar expenditures in the ordinary course of business or under the terms of an employee stock or option plan approved by the Board; (v) guarantee any indebtedness except for trade accounts of the Issuer or any subsidiary arising in the ordinary course of business; (vi) make any investment inconsistent with any investment policy approved by the Board; (vii) incur any aggregate indebtedness in excess of $100,000 that is not already included in a Board-approved budget, other than trade credit incurred in the ordinary course of business; (viii) enter into or be a party to any transaction with any director, officer or employee of the Issuer or any “associate” (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of any such person; (ix) hire, fire, or change the compensation of any of the Issuer's “executive officers” (as defined in Rule 3b-7 promulgated under the Exchange Act), including approving any option or other equity grants; (x) change the principal business of the Issuer, enter new lines of business, or exit the current line of business; (xi) sell, assign, license, pledge or encumber material technology or intellectual property of the Issuer, other than sublicenses to manufacture or distribute products of the Issuer; (xii) enter into any corporate strategic relationship involving the payment contribution or assignment by the Issuer or to the Issuer of assets greater than $100,000; (xiii) issue dividends other than dividends on shares of Series B Preferred Stock; (xiv) amend, alter, repeal or waive of any provision of the Articles of Incorporation or the Issuer's Bylaws (including any filing of a certificate of designations); (xv) increase or decrease the authorized number of shares of Preferred Stock, including the Series B Preferred Stock; (xvi) authorize or designate, whether by reclassification or otherwise, any new class or series of stock or any other securities convertible into or exercisable for equity securities of the Issuer ranking on a parity with or senior to the Series B Preferred Stock in right of redemption, conversion, liquidation preference, registration rights, voting or dividends or any increase in the authorized or designated number of any such new class or series; or (xvii) enter into any agreement to which the Issuer is a party regarding an Asset Transfer or Acquisition (each as defined in the Certificate of Designations) or any other merger (whether or not the Issuer is the surviving corporation), consolidation, corporate reorganization, reclassification or recapitalization of the Issuer.

Director Election Rights. For so long as any shares of Series B Preferred Stock are outstanding, the holders of Series B Preferred Stock, voting together as a single class on an as-if-converted to Common Stock basis, shall be entitled to elect one (1) member of the Issuer's Board (the “Series B Director”) at each meeting or pursuant to each consent of the Issuer's stockholders for the election of directors, and to remove from office such director and to fill any vacancy caused by the resignation, death or removal of such director. The Series B Director may be removed at any time (with or without cause) by the vote of the holders of at least a majority of all of the then-outstanding shares of Series B Preferred Stock, voting as a separate class by (x) written consent, if the consenting holders of Series B Preferred Stock hold a sufficient number of shares to remove such director at a meeting of stockholders or (y) in person or by proxy at a special meeting of holders of shares of Series B Preferred Stock called for such purpose. Any vacancy created by the removal, death or resignation of the Series B Director may be filled by the holders of at least a majority of all of the then-outstanding shares of Series B Preferred Stock by (x) written consent, if the consenting holders of Series B Preferred Stock hold a sufficient number of shares to elect their designee at a meeting of stockholders or (y) in person or by proxy at a special meeting of holders of shares of Series B Preferred Stock called for such purpose.

Liquidation Preference. The Series B Preferred Stock shall have no liquidation preference over the Common Stock.

Conversion. The Series B Preferred Stock may be converted at any time, at the option of the holder, into shares of Common Stock at a conversion price of $1.51 per share (the “Conversion Price”). The Conversion Price is subject to adjustment resulting from dividends, distributions, stock combinations, splits, recapitalizations or similar

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capital adjustments. The Conversion Price is also subject to adjustment if the Issuer sells Common Stock or Common Stock equivalents at a price below the Conversion Price.

No Redemption. The Series B Preferred Stock shall not be redeemable by the Issuer. The holders of the Series B Preferred Stock shall have no right to require redemption of the Series B Preferred Stock by the Issuer.

The Certificate of Designations was adopted by the Issuer's Board on April 10, 2013 and became effective upon filing with the Nevada Secretary of State on April 19, 2013. A copy of the Certificate of Designations is included as Exhibit 3 to this Schedule 13D.

Investor's Rights Agreement

Terms of the Investor's Rights Agreement include the following:

Registration Rights. If at any time when it is eligible to use a Form S-3 registration statement, the Issuer receives a request from holders of at least ten percent (10%) of the Registrable Securities then outstanding that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities (as defined in the Investor's Rights Agreement) of such holders having an anticipated aggregate offering price, net of selling expenses, of at least $1 million, then the Issuer shall (i) within ten (10) days after the date such request is given, give notice thereof (the “Demand Notice”) to all holders other than the initiating holders; and (ii) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the initiating holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other holders, as specified by notice given by each such holder to the Issuer within twenty (20) days of the date the Demand Notice is given, subject to the terms and conditions of the Investor's Rights Agreement.

Right of First Offer. Subject to the terms and conditions of the Investor's Rights Agreement and applicable securities laws, if the Issuer proposes to offer or sell any equity securities, the Issuer shall first offer such equity securities to SMG.

Equity-Based Compensation. Beginning with the fiscal year that started April 1, 2013, from April 1, 2013 unless otherwise approved by the Issuer's Board of Directors, including the Series B Director, the Issuer may grant no equity-based compensation during any fiscal year that would cause the aggregate annual Fair Value Transfer amount of all equity-based compensation granted in such fiscal year to exceed $182,500 per fiscal year; provided, however, that for the fiscal year beginning April 1, 2013, the following options granted to Issuer directors are excluded from the calculation of the aggregate annual Fair Value Transfer for purposes of this covenant: (i) options to purchase 100,000 common shares with an exercise price of $1.10 per share, and (ii) options to purchase 50,000 common shares with an exercise price of $1.21. Beginning with the date of the Investor's Rights Agreement, any request for approval of an equity-based grant submitted to the Issuer's Board of Directors, including the Series B Director, shall include the calculation of the Fair Value Transfer amount for all equity-based compensation granted for such fiscal year, giving effect to the grants proposed for approval.

Matters Requiring Series B Director Approval. So long as the holders of Series B Preferred Stock are entitled to elect a Series B Director, the Issuer covenants and agrees with SMG under the Investor's Rights Agreement that it shall not, without approval of the Issuer's Board of Directors, which approval must include the affirmative vote of the Series B Director: (i) act in a manner or pursue market segments that will, in the opinion of the Issuer's outside legal counsel, put the Issuer in conflict with applicable U.S. (state or federal) or foreign laws; (ii) issue shares of any series or class of equity securities of the Issuer other than Common Stock; (iii) make any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly-owned by the Issuer; (iv) make any loan or advance to any Person, including, any employee or director, except advances and similar expenditures in the ordinary course of business or under the terms of an employee stock or option plan approved by the Issuer's Board of Directors; (v) guarantee any indebtedness except for trade accounts of the Issuer or any subsidiary arising in the ordinary course of business; (vi) make any investment inconsistent with any investment policy approved by the Issuer's Board of Directors; (vii) incur any aggregate indebtedness in excess of $100,000 that is not already included in the Budget, other than trade credit incurred in the ordinary course of

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business; (viii) enter into or be a party to any transaction with any director, officer or employee of the Issuer or any “associate” (as defined in Rule 12b-2 promulgated under the Exchange Act) of any such Person; (ix) hire, fire, or change the compensation of any of the Issuer's “executive officers” (as defined in Rule 3b-7 promulgated under the Exchange Act), including approving any option or other equity grants; (x) change the principal business of the Issuer, enter new lines of business, or exit the current line of business; (xi) sell, assign, license, pledge or encumber material technology or intellectual property of the Issuer, other than sublicenses to manufacture or distribute products of the Issuer; (xii) enter into any corporate strategic relationship involving the payment contribution or assignment by the Issuer or to the Issuer of assets greater than $100,000; (xiii) issue dividends other than dividends on shares of Series B Preferred Stock; (xiv) amend, alter, repeal or waive of any provision of the Issuer's Articles of Incorporation or the Issuer's Bylaws (including any filing of a certificate of designations by the Issuer); (xv) increase or decrease the authorized number of shares of preferred stock of the Issuer, including the Series B Preferred Stock; (xvi) authorize or designate, whether by reclassification or otherwise, any new class or series of stock or any other securities convertible into or exercisable for equity securities of the Issuer ranking on a parity with or senior to the Series B Preferred Stock in right of redemption, conversion, liquidation preference, registration rights, voting or dividends or any increase in the authorized or designated number of any such new class or series; or (xvii) enter into any agreement to which the Issuer is a party regarding an Asset Transfer or Acquisition (each as defined in the Certificate of Designations) or any other merger (whether or not the Issuer is the surviving corporation), consolidation, corporate reorganization, reclassification or recapitalization of the Issuer.

Board Observer. Prior to expiration, termination or exercise in full of the Warrant, in addition to designation of the Series B Director, SMG may designate a person to attend, as a non-voting observer (the “Board Observer”), all meetings of the Board of Directors of the Issuer and to receive all information, oral or written, provided to members of the Board of Directors of the Issuer concurrently with the delivery of such information to the Board of Directors of the Issuer. SMG may designate a Board Observer, or a change in who shall serve as the Board Observer, by providing written notice to the Issuer.

A copy of the Investor's Rights Agreement is included as Exhibit 4 to this Schedule 13D.

Voting Agreement

In connection with the Purchase Agreement, on April 22, 2013, SMG entered into a Voting Agreement (the “Voting Agreement”) with J. Michael Wolfe (“Wolfe”), H. MacGregor Clarke (“Clarke”), John K. Thompson (“Thompson”), Grey H. Gibbs (“Gibbs”), Jack J. Walker (“Walker”), The Peierls Foundation, Inc. (“Peierls”), Lazarus Investment Partners LLP (“Lazarus”), and Michael S. Barish, (“Barish”, and together with Wolfe, Clarke, Thompson, Gibbs, Walker, Peierls and Lazarus, the “Shareholders”). The Shareholders beneficially own, in the aggregate, 1,348,044 shares of Common Stock, and each Shareholder made certain representations, warranties, covenants and agreements with respect to the Common Stock (the “Original Shares” and, together with any additional shares of Common Stock pursuant to the terms of the Voting Agreement, the “Shares”) as parties to the Voting Agreement. A copy of the Voting Agreement is included as Exhibit 5 to this Schedule 13D.

Pursuant to the terms of the Voting Agreement, the Shareholders and SMG have agreed, among other things, to (a) vote their Shares to ensure that size of the Issuer's board shall be set and remain at five (5) directors, (b) vote their Shares to ensure the Series B Director is elected to the Issuer's board, (c) to vote their Shares to ensure that of the four remaining board position, beginning thirty (30) days after the closing of the Purchase Agreement, at least two of the persons appointed to such positions will meet the requirements of an “independent director” in accordance with the NASDAQ Global Market's requirements for independent director, and (d) to vote their Shares in whatever manner is necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for (i) conversion of all of the shares of Series B Preferred Stock outstanding at any given time, (ii) issuance as dividends on the Series B Preferred Stock in accordance with the Certificate of Designations, (iii) issuance upon exercise of the Warrant in accordance with the Warrant, (iv) issuance as payment in accordance with the Brand License Agreement, dated April 22, 2013, between AeroGrow International, Inc. and OMS Investments, Inc. (the “Brand License Agreement”), and (v) issuance as payment in accordance with the Technology License Agreement, dated as of April 22, 2013, between AeroGrow International, Inc. and OMS Investments, Inc. (the “Technology License Agreement”).

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The Voting Agreement terminates upon the earlier to occur of (a) conversion of all outstanding shares of Series B Preferred Stock into shares of Common Stock, (b) the consummation of a sale of the Issuer; (c) the Shareholders collectively have sold 25% of their aggregate number of shares of Common Stock set forth on Schedule B to the Voting Agreement to persons who are not existing or new parties to the Voting Agreement and SMG elects to terminate the Voting Agreement, and (d) pursuant to the consent of certain parties to the Voting Agreement in accordance therewith.

Additional Information

The foregoing are summaries of the Purchase Agreement, the Certificate of Designations, the Warrant, the Voting Agreement and the Investor's Rights Agreement are not complete and are qualified in their entirety by reference to the full text of those documents, which are attached as exhibits to this Schedule 13D. Readers should review the Purchase Agreement and all related documents for a complete understanding of the terms and conditions associated with this transaction.

Item 7. Material to be filed as Exhibits.

Exhibit 1
Securities Purchase Agreement, dated as of April 22, 2013, between AeroGrow International, Inc. and SMG Growing Media, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer Form 8-K filed April 23, 2013).

Exhibit 2
Warrant to Purchase Shares of Common Stock, dated April 22, 2013, between AeroGrow International, Inc. and SMG Growing Media, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer Form 8-K filed April 23, 2013).

Exhibit 3	Certificate of Designations for Series B Convertible Preferred Stock of AeroGrow International, Inc. (incorporated by reference to Exhibit 3.2 to the Issuer Form 8-K filed April 23, 2013).

Exhibit 4
Investor's Rights Agreement, dated as of April 22, 2013, between AeroGrow International, Inc. and SMG Growing Media, Inc. (incorporated by reference to Exhibit 4.1 to the Issuer Form 8-K filed April 23, 2013).

Exhibit 5
Voting Agreement, dated as of April 22, 2013, by and among AeroGrow International, Inc., SMG Growing Media, Inc., J. Michael Wolfe, H. MacGregor Clarke, John K. Thompson, Grey H. Gibbs, Jack J. Walker, The Peierls Foundation, Inc., Lazarus Investment Partners LLLP, and Michael S. Barish (incorporated by reference to Exhibit 4.2 to the Issuer Form 8-K filed April 23, 2013).

Exhibit 6	Joint Filing Agreement, dated as of May 2, 2013, by and between SMG Growing Media, Inc., and The Scotts Miracle-Gro Company.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2013

SMG GROWING MEDIA, INC.

By: /s/ VINCENT C. BROCKMAN
Name: Vincent C. Brockman
Title: Executive Vice President and Secretary

THE SCOTTS MIRACLE-GRO COMPANY

By: /s/ VINCENT C. BROCKMAN
Name: Vincent C. Brockman
Title: Executive Vice President, General Counsel and Corporate Secretary

Schedule A

Scotts Executive Officers and Directors

Name	Business Address	Citizenship	Principal Occupation

Alan H. Barry	14111 Scottslawn Road Marysville, Ohio 43041	US	Director

Vincent C. Brockman	14111 Scottslawn Road Marysville, Ohio 43041	US	Executive Vice President, General Counsel, Corporate Secretary and Chief Ethics & Compliance Officer

James Hagedorn	14111 Scottslawn Road Marysville, Ohio 43041	US	Chief Executive Officer, Chairman of the Board and Director

Adam Hanft	14111 Scottslawn Road Marysville, Ohio 43041	US	Director

Lawerence A. Hilsheimer	14111 Scottslawn Road Marysville, Ohio 43041	US	Executive Vice President and Chief Financial Officer

Stephen L. Johnson	14111 Scottslawn Road Marysville, Ohio 43041	US	Director

William G. Jurgensen	14111 Scottslawn Road Marysville, Ohio 43041	US	Director

Thomas N. Kelly Jr.	14111 Scottslawn Road Marysville, Ohio 43041	US	Director

Carl F. Kohrt, Ph.D.	14111 Scottslawn Road Marysville, Ohio 43041	US	Director

Katherine Hagedorn Littlefield	14111 Scottslawn Road Marysville, Ohio 43041	US	Director

James R. Lyski	14111 Scottslawn Road Marysville, Ohio 43041	US	Executive Vice President, Chief Marketing Officer

Nancy G. Mistretta	14111 Scottslawn Road Marysville, Ohio 43041	US	Director

Michael E. Porter, Ph.D.	14111 Scottslawn Road Marysville, Ohio 43041	US	Director

Barry W. Sanders	14111 Scottslawn Road Marysville, Ohio 43041	US	President and Chief Operating Officer

Stephanie M. Shern	14111 Scottslawn Road Marysville, Ohio 43041	US	Director

John S. Shiely	14111 Scottslawn Road Marysville, Ohio 43041	US	Director

Denise S. Stump	14111 Scottslawn Road Marysville, Ohio 43041	US	Executive Vice President, Global Human Resources

Exhibit 6
JOINT FILING AGREEMENT
The undersigned agree that this Schedule 13D relating to the shares of Common Stock, par value $0.001 per share, of AeroGrow International, Inc. shall be filed on behalf of the undersigned.

Dated: May 2, 2013

SMG GROWING MEDIA, INC.

By: /s/ VINCENT C. BROCKMAN
Name: Vincent C. Brockman
Title: Executive Vice President and Secretary

THE SCOTTS MIRACLE-GRO COMPANY

By: /s/ VINCENT C. BROCKMAN
Name: Vincent C. Brockman
Title: Executive Vice President, General Counsel and Corporate Secretary